EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2013	2012	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$521	$410	$508	$1,237	$1,140	$1,059	$732
Add back:
Interest expense, net of capitalized interest	—	—	—	—	—	—	4
Portion of rent expense representative of interest factor	296	282	598	566	611	572	576

Earnings as adjusted	$817	$692	$1,106	$1,803	$1,751	$1,631	$1,312

Fixed Charges:
Interest expense, net of capitalized interest	$—	$—	$—	$—	$—	$—	$4
Capitalized interest	15	29	43	80	61	65	58
Portion of rent expense representative of interest factor	296	282	598	566	611	572	576

	$311	$311	$641	$646	$672	$637	$638

Ratio of Earnings to Fixed Charges	2.6	2.2	1.7	2.8	2.6	2.6	2.1